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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9


                               (AMENDMENT NO. 2)


                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              IMPACT SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                              IMPACT SYSTEMS, INC.
                     (NAMES OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  452913 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               KENNETH P. OSTROW
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                              IMPACT SYSTEMS, INC.
                           14600 WINCHESTER BOULEVARD
                          LOS GATOS, CALIFORNIA 95030
                                 (408) 379-0910
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH COPIES TO:

                          ARTHUR F. SCHNEIDERMAN, ESQ.
                          BLAIR W. STEWART, JR., ESQ.
                                SELIM DAY, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300

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        This Amendment No. 2 amends the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9"), filed by Impact Systems, Inc. (the "Company") relating to the tender offer by Voith Sulzer Paper Technology North America Inc. ("Parent") and Voith Sulzer Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of Parent, to purchase all of the outstanding shares of Common Stock of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 1997 (as amended). Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

        This section is hereby amended by addition of the following information thereto:

        At 12:00 midnight, New York City time, on January 20, 1998, the Offer expired. Based on a preliminary count, the Company has been informed that 10,149,813 shares were tendered, of which 60,574 shares were tendered by guaranteed delivery. On January 21, 1998, effective as of 12:01 a.m., all shares of Common Stock validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. As a result, Voith Sulzer Acquisition Corp. has acquired approximately 93.4% of the outstanding shares of the Company's Common Stock. A copy of the press release announcing the expiration of the Offer and the acceptance for payment of validly tendered shares of Common
Stock is attached hereto as Exhibit 12 and is incorporated herein by refernce.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        This section is hereby amended by addition of the following additional exhibit:

        Exhibit 12 -- Press Release, dated January 21, 1998, issued by Voith Sulzer Paper Technology North America Inc.



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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                     By:  /s/ Kenneth P. Ostrow
                                          -------------------------------------
                                          Kenneth P. Ostrow
                                          President and Chief Executive Officer


Dated:  January 28, 1998




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                                  EXHIBIT INDEX


EXHIBIT
   NO.                                  DESCRIPTION OF EXHIBIT
-------                                 ----------------------
   12                        Press Release, dated January 21, 1998, issued by
                             Voith Sulzer Paper Technology North America Inc.